NEWS RELEASE
October 10, 2018

GUATEMALAN CONSTITUTIONAL COURT RESOLUTION FINALIZED, ALLOWS COMMENCEMENT OF ILO 169 CONSULTATION

VANCOUVER, British Columbia – October 10, 2018 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO, NYSE: TAHO) is pleased to report that yesterday the Guatemalan Constitutional Court responded to the requested clarifications regarding the Court’s final resolution on the Escobal mining license, dated September 3, 2018. With this action, the Court’s resolution is now final. There is an administrative period during which the resolution will be sent to the Supreme Court and then to the Ministry of Energy and Mines (“MEM”). Upon receipt of the resolution, MEM can then begin Stage 1 of the court-ordered ILO 169 consultation process.

The clarifications provided by the Court were predominantly administrative in nature. The primary change from the process as outlined in the Company’s press release dated September 7, 2018 is the Stage 1 – Review phase. Previously, the Ministry of Environment (“MARN”) was required to work directly with the consultant responsible for Escobal’s Environmental Impact Study (“EIS”) issued in 2011 in order to reconfirm the area of influence. However, the Court has now specified that Minera San Rafael (“MSR”) shall work with the EIS consultant, or another qualified consultant, and experts at two Guatemalan universities – Universidad del Valle and Universidad de San Carlos – to review, define, and recommend the area of influence to MARN. The Company welcomes MSR’s involvement in Stage 1 and the opportunity to work with experts to determine the most appropriate area of influence. The Court’s clarification also reconfirmed that the entire Stage 1 should be completed in one month.

Jim Voorhees, Tahoe Resources President and Chief Executive Officer, commented: “We are pleased that the Constitutional Court has responded to the requests for clarifications and that the resolution is now final so that the formal ILO 169 consultation process can begin. We look forward to supporting MEM in fostering a thorough, productive, and good-faith consultation process with the goal of restarting operations at Escobal in a manner that is mutually-agreeable to the Xinka indigenous communities included in the ILO 169 process. We have already progressed our engagement with the Xinka and other community members who are interested in productive dialogue with the Company. Once this process is complete, we look forward to a steady restart of operations at Escobal and becoming a contributing member of the Guatemalan economy once again.”

About Tahoe Resources

Tahoe Resources is a mid-tier precious metals company with a diverse portfolio of mines and projects in Canada, Guatemala and Peru. Tahoe is led by experienced mining professionals dedicated to creating sustainable value for all of its stakeholders through responsible mining. The company is listed on the TSX (“THO”) and NYSE (“TAHO”) and is a member of the S&P/TSX Composite, the TSX Global Mining indices and the Russell 2000 on the NYSE.

For further information, please contact:

Alexandra Barrows, Vice President Investor Relations
Tahoe Resources
investors@tahoeresources.com
+1.775.448.5812

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CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, and “forward-looking information” under the provisions of applicable Canadian securities legislation. Such forward-looking statements include the statement related to the expected time to complete the review stage of the ILO 169 consultation process, also referred to as Stage 1.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results to be materially different from future results expressed or implied by such statements. Such assumptions include the assumption that the Stage 1 review process to review, define, and recommend the area of influence to MARN can be carried out without any further delay, such as further court challenges or delays in bringing together and completing the joint work of the environmental consultant and experts at the two Guatemalan universities.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Tahoe does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

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